================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 1)


                                 GATEWAY, INC.
                               (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)


                                   367626108
                                (CUSIP Number)

                             WILLIAM R. LUCAS, JR.
                         ONE RIVERCHASE PARKWAY SOUTH
                           BIRMINGHAM, ALABAMA 35244
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)


                                SEPTEMBER 25, 2006
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 2 of 37
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Master Fund I, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     27,155,930
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      27,155,930
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,155,930
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 3 of 37
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Offshore Manager, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     27,155,930
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      27,155,930
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,155,930
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 4 of 37
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HMC Investors, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     27,155,930
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      27,155,930
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,155,930
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 5 of 37
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     12,594,070
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      12,594,070
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,594,070
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 6 of 37
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Special Situations GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     12,594,070
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      12,594,070
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,594,070
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 7 of 37
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HMC - New York, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     12,594,070
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      12,594,070
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,594,070
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 8 of 37
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbert Management Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     39,750,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      39,750,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,750,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 9 of 37
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Philip Falcone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     39,750,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      39,750,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,750,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 10 of 37
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Raymond J. Harbert
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     39,750,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      39,750,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,750,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 11 of 37
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael D. Luce
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     39,750,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      39,750,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,750,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 12 of 37
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Scott Galloway
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      200,000
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     -0-
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      200,000
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         200,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 13 of 37
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Firebrand Partners III, LLC (1)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     -0-
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

-------------
(1)  Scott Galloway is the managing member of Firebrand Partners III, LLC.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 14 of 37
---------------------------                          ---------------------------

                                 SCHEDULE 13D

                Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends the Schedule 13D Statement, dated August 21, 2006, originally filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a member of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC, Michael D. Luce, a shareholder of HMC, Firebrand Partners III, LLC ("Firebrand") and Scott Galloway, the managing member of Firebrand (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert, Michael D. Luce, Scott Galloway and Firebrand may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"), relating to the common stock, par value $0.01 per share (the "Shares"), of Gateway, Inc. (the "Issuer"). This Amendment No. 1 to the Schedule 13D is being filed on behalf of the Reporting Persons.

Item 1.  SECURITY AND ISSUER.

                No material change.

Item 2.  IDENTITY AND BACKGROUND.

                Item 2 is hereby amended by replacing the second paragraph thereof with the following:

                "As of September 27, 2006, the Reporting Persons were the beneficial owners of, in the aggregate, 39,950,000 Shares, representing approximately 10.7% of the Shares issued and outstanding (based on 371,957,488 shares outstanding as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2006). Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D amendment."

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                Item 3 is hereby amended and restated in its entirety as follows:

                "As of the date hereof the Master Fund may be deemed to beneficially own 27,155,930 Shares.

                As of the date hereof Harbinger Management may be deemed to beneficially own 27,155,930 Shares.

                As  of  the  date  hereof  HMC   Investors  may  be  deemed  to
beneficially own 27,155,930 Shares.

                As of the date hereof the Special Fund may be deemed to beneficially own 12,594,070 Shares.

                As of the date hereof HCPSS may be deemed to beneficially own 12,594,070 Shares.

                As of the date hereof HMCNY may be deemed to beneficially own 12,594,070 Shares.

                As of the date hereof HMC may be deemed to beneficially own 39,750,000 Shares.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 15 of 37
---------------------------                          ---------------------------


                As of the date hereof Philip Falcone may be deemed to beneficially own 39,750,000 Shares.

                As of the date hereof Raymond J. Harbert may be deemed to beneficially own 39,750,000 Shares.

                As of the date hereof Michael D. Luce may be deemed to beneficially own 39,750,000 Shares.

                As of the date hereof Scott Galloway may be deemed to beneficially own 200,000 Shares.

                As of the date hereof Firebrand beneficially owns no Shares.

                No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business."

Item 4.  PURPOSE OF TRANSACTION.

                Item 4 is hereby amended by replacing the second and third paragraphs thereof with the following:

                "On September 25, 2006, the Master Fund, the Special Fund, Firebrand and the Issuer entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which, among other things, the Issuer will make available to the Master Fund, the Special Fund, Firebrand and their representatives certain non-public information about the Issuer. Subject to certain exceptions, the Master Fund, the Special Fund and Firebrand have agreed to maintain the confidentiality of any confidential information of the Issuer provided to it. The Issuer, the Master Fund, the Special Fund and Firebrand have also agreed, subject to the confidentiality obligations contained in the Confidentiality Agreement, that nothing contained in the Confidentiality Agreement shall prevent or prohibit the Master Fund, the Special Fund or Firebrand from having the ability to (i) commence, or announce its intention to commence, a tender or exchange offer pursuant to Regulation 14D under the Act for any and all indebtedness or shares of capital stock of the Issuer, (ii) conduct a proxy solicitation with respect to a meeting of the Issuer's stockholders, (iii) nominate persons for election to the board of directors of the Issuer, (iv) submit any proposal to the stockholders of the Issuer and (v) make any public filing (e.g., a Schedule 13D amendment) required under applicable securities laws; provided, that any such public disclosure of all or a portion of the confidential information may be made solely to the extent necessary to comply with applicable law (including applicable SEC disclosure requirements) and without disclosure of strategic business information included in the confidential information that would reasonably be expected to harm the competitive position of the Issuer in any material respect. A copy of the Confidentiality Agreement is attached hereto as an exhibit and incorporated herein by reference.

                Each Reporting Person expects to continue to evaluate on an ongoing basis its investment in the Issuer and, subject to the Confidentiality Agreement, may engage in discussions with management, the Issuer's board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial condition, prospects and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may at any time and from time to time take such actions with respect to the investment in the Issuer as the Reporting Persons deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares beneficially owned (in privately negotiated transactions or otherwise), engaging in derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Shares and/or otherwise changing the Reporting Persons' intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.

                Except as described in this Statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) - (j) of Item 4 of Schedule 13D."

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 16 of 37
---------------------------                          ---------------------------


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                The aggregate percentage of Shares reported owned by each person named herein is based upon 371,957,488 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

                (a), (b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 27,155,930 Shares, constituting 7.3% of the Shares of the Issuer.

                The Master Fund has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 27,155,930 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 32,155,930 Shares.

                (a), (b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 32,155,930 Shares, constituting 7.3% of the Shares of the Issuer.

                Harbinger Management has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 27,155,930 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 32,155,930 Shares.

                Harbinger   Management    specifically   disclaims   beneficial
ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

                (a), (b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 32,155,930 Shares, constituting 7.3% of the Shares of the Issuer.

                HMC Investors has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 27,155,930 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 32,155,930 Shares.

                HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

                (a), (b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 12,594,070 Shares, constituting 3.4% of the Shares of the Issuer.

                The Special Fund has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 12,594,070 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 12,594,070 Shares.

                The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

                (a), (b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 12,594,070 Shares, constituting 3.4% of the Shares of the Issuer.

                HCPSS has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 12,594,070 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 12,594,070 Shares.

                HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

                (a), (b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 12,594,070 Shares, constituting 3.4% of the Shares of the Issuer.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 17 of 37
---------------------------                          ---------------------------


                HMCNY has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 12,594,070 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 12,594,070 Shares.

                HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

                (a), (b) As of the date hereof, HMC may be deemed to be the beneficial owner of 39,750,000 Shares, constituting 10.7% of the Shares of the Issuer.

                HMC as the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 39,750,000 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 39,750,000 Shares.

                HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

                (a), (b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 39,750,000 Shares, constituting 10.7% of the Shares of the Issuer.

                Mr. Falcone has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 39,750,000 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 39,750,000 Shares.

                Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

                (a), (b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 39,750,000 Shares, constituting 10.7% of the Shares of the Issuer.

                Mr. Harbert has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 39,750,000 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 39,750,000 Shares.

                Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

                (a), (b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 39,750,000 Shares, constituting 10.7% of the Shares of the Issuer.

                Mr. Luce has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of 39,750,000 Shares; has sole power to dispose or direct the disposition of no Shares; and has shared power to dispose or direct the disposition of 39,750,000 Shares.

                Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

                (a), (b) As of the date hereof, Scott Galloway may be deemed to be the beneficial owner of 200,000 Shares, constituting less than 1% of the Shares of the Issuer.

                Mr. Galloway has the sole power to vote or direct the vote of 200,000 Shares; has the shared power to vote or direct the vote of no shares; has the sole power to dispose or direct the disposition of 200,000 shares; and has shared power to dispose or direct the disposition of no shares.

                (a), (b) As of the date hereof, Firebrand beneficially owns no shares.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 18 of 37
---------------------------                          ---------------------------


                Firebrand has the sole power to vote or direct the vote of no Shares; has the shared power to vote or direct the vote of no shares; has the sole power to dispose or direct the disposition of no shares; and has shared power to dispose or direct the disposition of no shares.

                (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Exhibit E.

                (d) Not applicable.

                (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Item 6 is hereby amended and restated in its entirety as follows:

                "On  August 21,  2006,  the Master  Fund and the  Special  Fund
entered into the Agreement with Firebrand, as amended and restated on September 25, 2006. Under the terms of the Agreement, as amended and restated, Firebrand will provide the Master Fund and the Special Fund with services regarding their investment in the Issuer, including the development and presentation of proposals to management and the board of directors of the Issuer. The Agreement, as amended and restated, provides that the Master Fund and the Special Fund, on the one hand, and Firebrand and its related parties, on the other, shall retain exclusive rights with respect to their respective investments in the Issuer (including, without limitation, with respect to any purchasing, selling, managing and/or voting decisions relating in any way thereto). The Agreement, as amended and restated, provides that the Master Fund and the Special Situations Fund will pay Firebrand a fee based on the appreciation of their investment. The September 25, 2006 amendment and restatement to the Agreement changes the method for calculating this fee. The Agreement, as amended and restated, has been attached as an exhibit to this
Schedule 13D/A and is incorporated herein by reference.

                On September 25, 2006, the Fund and Firebrand entered into a Confidentiality Agreement with the Issuer as described in the response above to
Item 4.

                On September 28, 2006, the Master Fund, Harbinger Management, HMC Investors, HMC, the Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert, Michael D. Luce, Scott Galloway and Firebrand entered into an agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference."

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                Exhibit E:    Schedule  of  Transactions  in the  Shares of the
                              Issuer.

                Exhibit F:    Agreement  between the Reporting  Persons to file
                              jointly.

                Exhibit G:    Confidentiality  Agreement,  dated  September 25,
                              2006,  by and among the Master Fund,  the Special
                              Fund, Firebrand and the Issuer.

                Exhibit H:    Agreement  with  Firebrand  Partners III, LLC, as
                              amended and restated on September 25, 2006.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 19 of 37
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                            By:   Harbinger Capital Partners Offshore
                                  Manager, L.L.C.
                                  Investment Manager

                            By:   HMC Investors, L.L.C.,
                                  Managing Member


                            By:   /s/ Joel B. Piassick
                                  ------------------------------------
                                  Name:  Joel B. Piassick
                                  Title: Executive Vice President



                            HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

                            By:     HMC Investors, L.L.C.,
                                        Managing Member


                            By:   /s/ Joel B. Piassick
                                  ------------------------------------
                                  Name:  Joel B. Piassick
                                  Title: Executive Vice President



                            HMC INVESTORS, L.L.C.


                            By:   /s/ Joel B. Piassick
                                  ------------------------------------
                                  Name:  Joel B. Piassick
                                  Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 20 of 37
---------------------------                          ---------------------------


                            HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                            By:   Harbinger Capital Partners Special
                                  Situations GP, LLC
                                  General Partner

                            By:   HMC - New York, Inc.
                                  Managing Member


                            By:   /s/ William R. Lucas, Jr.
                                  ------------------------------------
                                  Name:  William R. Lucas, Jr.
                                  Title: Senior Vice President & General Counsel


                            HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS
                            GP, LLC

                            By:   HMC - New York, Inc.
                                  Managing Member


                            By:   /s/ William R. Lucas, Jr.
                                  ------------------------------------
                                  Name:  William R. Lucas, Jr.
                                  Title: Senior Vice President & General Counsel


                            HMC - NEW YORK, INC.


                            By:   /s/ William R. Lucas, Jr.
                                  ------------------------------------
                                  Name:  William R. Lucas, Jr.
                                  Title: Senior Vice President & General Counsel


                            HARBERT MANAGEMENT CORPORATION


                            By:   /s/ William R. Lucas, Jr.
                                  ------------------------------------
                                  Name:  William R. Lucas, Jr.
                                  Title: Senior Vice President & General Counsel


                            FIREBRAND PARTNERS III, LLC


                            By:   /s/ Scott Galloway
                                  ----------------------------------
                                  Name:  Scott Galloway
                                  Title: Managing Member

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 21 of 37
---------------------------                          ---------------------------


                                  /s/ Philip Falcone
                                  ---------------------------------
                                  Philip Falcone



                                  /s/ Raymond J. Harbert
                                  ---------------------------------
                                  Raymond J. Harbert



                                  /s/ Michael D. Luce
                                  ---------------------------------
                                  Michael D. Luce



                                  /s/ Scott Galloway
                                  ---------------------------------
                                  Scott Galloway




September 28, 2006

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 22 of 37
---------------------------                          ---------------------------


                                                                   EXHIBIT E



       TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.(1)

               TRANSACTIONS IN THE COMMON STOCK, $0.01 PAR VALUE


    Date of                   Number of Shares           Price of Shares
  Transaction                  Purchase/(Sold)

    9/7/2006                       316,900                    $1.85
    9/8/2006                       400,000                    $1.94
    9/8/2006                       707,500                    $1.95
   9/22/2006                       505,700                    $1.92

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 23 of 37
---------------------------                          ---------------------------


                                                                    EXHIBIT F


                                   AGREEMENT

         Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit (the "Schedule 13D"), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.


                            HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                            By:   Harbinger Capital Partners Offshore
                                  Manager, L.L.C.
                                  Investment Manager

                            By:   HMC Investors, L.L.C.,
                                  Managing Member


                            By:   /s/ Joel B. Piassick
                                  ------------------------------------
                                  Name:  Joel B. Piassick
                                  Title: Executive Vice President



                            HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

                            By:     HMC Investors, L.L.C.,
                                        Managing Member


                            By:   /s/ Joel B. Piassick
                                  ------------------------------------
                                  Name:  Joel B. Piassick
                                  Title: Executive Vice President



                            HMC INVESTORS, L.L.C.


                            By:   /s/ Joel B. Piassick
                                  ------------------------------------
                                  Name:  Joel B. Piassick
                                  Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 24 of 37
---------------------------                          ---------------------------


                            HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                            By:   Harbinger Capital Partners Special
                                  Situations GP, LLC
                                  General Partner

                            By:   HMC - New York, Inc.
                                  Managing Member


                            By:   /s/ William R. Lucas, Jr.
                                  ------------------------------------
                                  Name:  William R. Lucas, Jr.
                                  Title: Senior Vice President & General Counsel


                            HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS
                            GP, LLC

                            By:   HMC - New York, Inc.
                                  Managing Member


                            By:   /s/ William R. Lucas, Jr.
                                  ------------------------------------
                                  Name:  William R. Lucas, Jr.
                                  Title: Senior Vice President & General Counsel


                            HMC - NEW YORK, INC.


                            By:   /s/ William R. Lucas, Jr.
                                  ------------------------------------
                                  Name:  William R. Lucas, Jr.
                                  Title: Senior Vice President & General Counsel


                            HARBERT MANAGEMENT CORPORATION


                            By:   /s/ William R. Lucas, Jr.
                                  ------------------------------------
                                  Name:  William R. Lucas, Jr.
                                  Title: Senior Vice President & General Counsel


                            FIREBRAND PARTNERS III, LLC


                            By:   /s/ Scott Galloway
                                  ----------------------------------
                                  Name:  Scott Galloway
                                  Title: Managing Member

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 25 of 37
---------------------------                          ---------------------------



                                  /s/ Philip Falcone
                                  ---------------------------------
                                  Philip Falcone



                                  /s/ Raymond J. Harbert
                                  ---------------------------------
                                  Raymond J. Harbert



                                  /s/ Michael D. Luce
                                  ---------------------------------
                                  Michael D. Luce



                                  /s/ Scott Galloway
                                  ---------------------------------
                                  Scott Galloway




September 28, 2006

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 26 of 37
---------------------------                          ---------------------------

                                                                     EXHIBIT G

                           CONFIDENTIALITY AGREEMENT



                                              September 25, 2006


Harbinger Capital Partners
555 Madison Avenue, 16th Floor
New York, NY 10022

Firebrand Partners III, LLC
40 West 4th Street, Suite 904
New York, New York 10012

Ladies and Gentlemen:

                In connection with any discussions between Gateway, Inc. (together with its subsidiaries, the "Company") and Firebrand Partners III, LLC ("Firebrand"), Harbinger Capital Partners Master Fund I, Ltd. ("HCPF"), and Harbinger Capital Partners Special Situations Fund, L.P. (together with HCPF, "Harbinger," and collectively with HCPF and Firebrand, the "Receiving Party") (each sometimes referred to herein individually as a "Party" and collectively as the "Parties") with respect to the Company's strategic direction and Receiving Party's investment in the Company, the Company may from time to time provide to Receiving Party and to Receiving Party's Representatives (as defined below) certain non-public information relating to the Company. The term "Recipient" as used herein shall refer to Receiving Party and its Representatives who receive information from or on behalf of the Company.

                As used in this letter agreement, "Representatives" of any Party shall mean the affiliates of such Party to whom disclosure hereunder is made, and the respective members, directors, officers, employees, consultants, partners, agents, representatives, investment bankers, prospective sources of debt financing, advisors, attorneys or accountants of such Party and of such affiliates.

                The term "Confidential Information" means any confidential or proprietary non-public information concerning the Company that is furnished by or on behalf of the Company or any of its Representatives to Receiving Party or any of its Representatives, including, without limitation, all notes, analyses, summaries, compilations, studies, derivations, interpretations and other documents (whether in oral or written form, electronically stored or otherwise), whether prepared by the Company, the Recipient or any of their respective Representatives, which contain, reflect or are based upon, in whole or in part, the information furnished to the Recipient or any of its Representatives by or on behalf of the Company.

                The term "Confidential Information" does not include information that (i) is or becomes (through no improper action or inaction, including a breach of this letter agreement, by the Recipient or any of its Representatives) generally available to the public (including, without limitation, any public disclosure of Confidential Information made pursuant to Paragraph 6 of this letter agreement), (ii) the Recipient can demonstrate was in the Recipient's or its Representative's possession or known by the Recipient or its Representatives without restriction prior to receipt from the Company or its Representatives (whether before or after the date hereof), (iii) is or was disclosed to the Recipient or its Representatives by a third party without

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 27 of 37
---------------------------                          ---------------------------


restriction, provided that such third party was not known to be bound by any legal, contractual or other obligation of confidentiality to the Company or any other third party, or (iv) is independently developed by Recipient or its Representatives without reference to Confidential Information provided hereunder.

                NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the Parties, for themselves, their successors, and assigns, agree as follows:

        1. The Recipient and its Representatives (a) will keep all Confidential Information confidential and will not (except as it believes is required, after consultation with outside counsel, by applicable law or the rules, regulations or procedures of any governmental agency, regulatory body, securities exchange or similar authority having, or claiming to have, jurisdiction over the Recipient or by which the Receiving Party is bound ("Law"), and only after compliance with paragraph 3 below), without the Company's prior written consent, disclose any such Confidential Information in any manner whatsoever in violation hereof, and (b) will not use any Confidential Information in any manner other than to analyze and assist in the strategic direction of the Company, if applicable, or otherwise in connection with the possible exploration of strategic alternatives involving the Company; PROVIDED, HOWEVER, that the Recipient may reveal Confidential Information (x) to its Representatives who need to know such Confidential Information for such purposes , (y) to its Representatives who are informed by the Recipient of the confidential nature of the Confidential Information and (z) to other persons with the Company's prior written consent or as otherwise permitted by Paragraph 6 of this letter agreement. The Recipient will be responsible for any breach of the terms of this letter agreement by any of its Representatives. The Recipient hereby confirms that it will take reasonable action to prevent the use of any Confidential Information by the Recipient or any of its Representatives in a way that would violate this letter agreement (including, without limitation, actions that the Recipient takes to protect its own trade secrets and confidential information). For the avoidance of doubt, it is understood and agreed that there are multiple Recipients and that the Recipients and their respective Representatives may disclose and discuss Confidential Information amongst themselves. The term "person" as used in this letter agreement shall be broadly interpreted to include, without limitation, any corporation, entity, trust, group, company, partnership, limited liability company or individual.

        2. The Company acknowledges that the Receiving Party intends to file this letter agreement on an amended Schedule 13D upon its execution and delivery. Subject to the foregoing and except to the extent necessary to comply with applicable law (including applicable SEC disclosure requirements), the Receiving Party agrees that it will not, and will cause its Representatives to not (except in each case as the Receiving Party believes is required, after consultation with outside counsel, by Law, and only after compliance with paragraph 3 below), without the Company's prior written consent, disclose to any person in violation hereof the fact that any Confidential Information exists or has been made available. Such facts shall be deemed to be included in the Confidential Information for all purposes of this letter agreement.

        3. In the event that Receiving Party or any of its Representatives believes is required, after consultation with outside counsel, pursuant to Law (whether by oral questions, interrogatories, requests for information or documents, subpoena, civil or criminal investigative demand or other process) to disclose any Confidential Information , the Recipient will, if permitted by applicable Law, notify the Company promptly so that the Company may seek at its sole expense a protective order or other appropriate remedy. In the event that no such protective order or other remedy is obtained, the Recipient or its applicable Representative, as the case may be, will furnish only that portion of such Confidential Information which it believes, after consultation with

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 28 of 37
---------------------------                          ---------------------------


outside counsel, is legally required to be disclosed and will exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such Confidential Information. In addition, to the extent legally permissible, the Recipient will provide the Company, in advance of any such disclosure, with copies of any Confidential Information that the Recipient intends to disclose (and, if applicable, the text of any disclosure language, statement or announcement) and will reasonably cooperate with the Company to the extent it may seek to limit such disclosure. The Receiving Parties and their respective Representatives shall not have any liability with respect to disclosures made in compliance with this paragraph. Nothing herein shall be deemed to limit or restrict the Receiving Party from disclosing any information in any action or proceeding by the Receiving Party to enforce any rights that the Receiving Party may have against the Company hereunder; provided that the Receiving Party shall, to the extent reasonable and not prejudicial to its rights, cooperate with the Company to protect the confidentiality of such information, whether by means of a protective order, production under seal or otherwise.

        4. Receiving Party acknowledges that neither the Company nor any of its Representatives makes any express or implied representation or warranty as to the accuracy or completeness of the Confidential Information. Receiving Party further agrees that no Recipient is entitled to rely on the accuracy or completeness of the Confidential Information. In addition, Receiving Party agrees, to the fullest extent permitted by law, that, neither the Company, nor any Representative of the Company, shall have any liability hereunder to Receiving Party or any of its Representatives based on any errors or omissions contained in the Confidential Information.

        5. Receiving Party acknowledges that it is, and that its Representatives who are informed as to the matters that are the subject of this letter agreement will be made, aware that (i) the U.S. securities laws may prohibit any person who has material non-public information about a company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (ii) the Confidential Information may constitute material non-public information about the Company. Nothing herein is intended to restrict the trading of securities of any kind to the extent in compliance with applicable securities laws.

        6. Notwithstanding anything to the contrary herein, it is understood that any Receiving Party may (i) commence, or announce its intention to commence, a tender or exchange offer pursuant to Regulation 14D under the Securities Exchange Act of 1934, as amended, for any and all indebtedness or shares of capital stock of the Company, (ii) conduct a proxy solicitation with respect to a meeting of the Company's stockholders, (iii) nominate persons for election to the board of directors of the Company, (iv) submit any proposal to the stockholders of the Company and (v) make any public filing (e.g., a Schedule 13D amendment) required under applicable securities laws (each, a "Permitted Action"). For the avoidance of doubt, it is understood and agreed that, notwithstanding anything to the contrary herein, in connection with any Permitted Action, any Receiving Party may publicly disclose all or a portion of the Confidential Information solely to the extent necessary to comply with applicable law (including applicable SEC disclosure requirements) and without disclosure of strategic business information included in the Confidential Information that would reasonably be expected to harm the competitive position of the Company in any material respect.

        7. Upon request by the Company at any time Recipient will promptly return to the Company or destroy (and deliver to the Company a certificate of an officer of the Recipient confirming such destruction), all Confidential Information and all documents or media containing any such Confidential

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 29 of 37
---------------------------                          ---------------------------


Information and any and all copies thereof, provided, however, that the Recipient shall be entitled to retain such Confidential Information to the extent the Recipient reasonably believes, after consultation with outside counsel, that the retention of any such Confidential Information is required by Law. Any Confidential Information retained by the Recipient or its Representatives whether in accordance with this Paragraph 7 or otherwise, shall remain subject to the terms and conditions of this letter agreement during any remaining term hereof.

        8. Each of the Parties hereto acknowledge and agree that, due to the unique nature of the Confidential Information and each of the Parties obligations set forth in this letter agreement, there may be no adequate remedy at law for a breach of a Party's obligations hereunder, and therefore, that upon any such breach or any threat thereof, the non-breaching Party shall be entitled to seek appropriate equitable relief, in addition to whatever remedies the non-breaching Party may have at law. It is understood and agreed that no failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. The obligations of each of Firebrand and Harbinger are several and not joint and in no event shall Firebrand or Harbinger be liable to the Company for a breach of this agreement by the other or their respective Representatives.

        9. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State, without regard to the conflict of law provisions thereof. Each Party also hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America located in the State of New York for any actions, suits or proceedings arising out of or relating to this letter agreement and the discussions and actions contemplated hereby (and each Party agrees not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its address set forth below shall be effective service of process for any action, suit or proceeding brought against it in any such court. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement or the discussions and actions contemplated hereby, in the courts of the State of New York or the United States of America located in the State of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. If either Party or any of its Representatives are held by any court of competent jurisdiction, in a final, non-appealable order, to be in violation, breach, or nonperformance of any of the terms of this letter agreement, then such Party will pay all costs of such action or suit, including reasonable attorneys' fees.

        10. In the event that any of the provisions of this letter agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be limited or eliminated to the minimum extent necessary so that this letter agreement shall otherwise remain in full force and effect.

        11. Any notice required or permitted to be given hereunder shall be properly given only if in writing and if sent by mail or overnight courier, delivered by hand or sent by facsimile (receipt of which facsimile shall be confirmed) to the following address, or such other address as shall subsequently be provided by a Party:

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 30 of 37
---------------------------                          ---------------------------


                If to the Company:

                Gateway, Inc.
                7565 Irvine Center Drive
                Irvine, California 92618
                Facsimile: (949) 471-7014
                Attention: Michael Tyler, Esq.


                If to Receiving Party:

                Harbinger Capital Partners
                555 Madison Avenue, 16th Floor
                New York, NY 10022
                Facsimile: 212-508-3721
                Attn: Philip Falcone

                w/ copies to:

                One Riverchase Parkway South
                Birmingham, AL 35244
                Facsimile: 205-987-5505
                Attention: General Counsel

                and

                Paul, Weiss, Rifkind, Wharton & Garrison LLP
                1285 Avenue of the Americas
                New York, New York 10019-6064
                Facsimile:  (212) 757-3990
                Attention:  Raphael M. Russo, Esq.

                Firebrand Partners III, LLC
                40 West 4th Street, Suite 904
                New York, New York 10012
                Attention:  Scott Galloway

        12. This letter agreement supersedes all prior discussions and writings and constitutes the entire agreement between the Parties with respect to the subject matter hereof. No waiver or modification of this letter agreement will be binding upon a Party unless made in writing and signed by a duly authorized representative of such Party.

        13. This letter agreement may be executed in counterparts and signature pages exchanged by facsimile, and each counterpart shall be deemed to be an original, but both counterparts of which shall constitute the same agreement.

        14. The terms of this letter agreement shall terminate and be of no further force or effect one year from and after the date hereof; except for Paragraphs 5 and 7 through 14 hereof, which shall survive such termination.


                           [SIGNATURE PAGE FOLLOWS]

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 31 of 37
---------------------------                          ---------------------------


                The Company and Receiving Party each indicate its agreement with the foregoing by signing and returning one copy of this letter agreement, whereupon this letter agreement will constitute their agreement with respect to the subject matter hereof.


                                        GATEWAY, INC.


                                        By: /s/ Michael R. Tyler
                                            ---------------------------
                                            Name:  Michael R. Tyler
                                            Title: Chief Administrative Officer



Accepted to and Agreed, as of the date
first written above:

Harbinger Capital Partners Master Fund I, Ltd.

By: Harbinger Capital Partners Offshore Manager, L.L.C.,
as investment manager


By: /s/ Philip A. Falcone
    -------------------------
Name:  Philip A. Falcone
Title: Senior Managing Director



Harbinger Capital Partners Special Situations Fund, L.P.

By: Harbinger Capital Partners Special Situations GP, LLC,
as general partner


By: /s/ Philip A. Falcone
    -------------------------
Name:  Philip A. Falcone
Title: Senior Managing Director



Firebrand Partners III, LLC


By: /s/ Scott Galloway
    -------------------------
Name:  Scott Galloway
Title: Managing Partner

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 32 of 37
---------------------------                          ---------------------------

                                                                     EXHIBIT H

                                   AGREEMENT


                  This agreement (the  "AGREEMENT")  between  Harbinger Capital
Partners Master Fund I, Ltd. ("HCP I"), Harbinger Capital Partners Special Situations Fund, L.P. ("SSF" and collectively with HCP I, "HARBINGER CAPITAL PARTNERS") and Firebrand Partners III, LLC ("FIREBRAND"), entered into as of August 21, 2006, is hereby amended and restated in its entirety as of September 25, 2006.

                                     TERMS

         1. Harbinger Capital Partners, has purchased an investment position, and may continue to make investments in, Gateway, Inc. (the "COMPANY").

         2. Any investment by Harbinger Capital Partners is expected to be made directly through its existing investment fund or any alternative investment vehicle as it shall determine in its sole discretion ("ALTERNATIVE INVESTMENT VEHICLE").

         3. Harbinger Capital Partners shall have exclusive rights of every kind with respect to any such investment in the Company (including, without limitation, with respect to any purchasing, selling, holding, managing and/or voting decisions relating in any way thereto). Firebrand shall not have any rights of any kind with respect to any such investment.

         4. Harbinger Capital Partners may, in its sole discretion, elect to consult with Firebrand as to such matters as it may determine from time to time; provided that, notwithstanding any such consultation, Harbinger Capital Partners shall retain for itself exclusive final decision authority over all decisions relating in any way to its investment in the Company.

         5. Firebrand shall promptly provide such consulting services as Harbinger Capital Partners may reasonably request from time to time during the term of this Agreement.

         6. Firebrand shall work exclusively with Harbinger Capital Partners in connection with any investment, consulting or other activities directly or indirectly relating to the Company. Prior to a sale by Harbinger Capital Partner that results in a reduction of its beneficial ownership of Company common stock to less than 2.5% of the Company's outstanding common stock ("HCP'S EXIT"), in no event shall Firebrand (or any affiliate thereof), directly or indirectly, raise additional capital, become involved with any new investment or otherwise form alliances with or perform services for any other existing or future investors in connection with the Company, in each case without the express prior written consent of Harbinger Capital Partners; provided, however, that Harbinger Capital Partners acknowledges that the principals of Firebrand have an aggregate pre-existing investment of 200,000 shares of the Company's common stock and that Firebrand is involved with, and agrees that Firebrand may perform services for, such principals and their affiliates only in connection with such pre-existing investment to the extent not inconsistent with its obligations hereunder. Except as provided herein, Harbinger Capital Partners shall have no rights of any kind with respect to

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 33 of 37
---------------------------                          ---------------------------


such pre-existing investment in the Company (including, without limitation, with respect to any purchasing, selling, holding, managing and/or voting decisions relating in any way thereto). The provisions of this Section 6 shall survive termination of this Agreement until the time of HCP's Exit.

         7. Firebrand shall develop for Harbinger Capital Partners an active strategy to unlock value at the Company. Such strategy shall include proposed strategy, proposals and interactions with the Company's management and board (as well as such other matters as Harbinger Capital Partners shall reasonably request). Firebrand shall not communicate with the Company's management or board without Harbinger Capital Partners' consent.

         8. None of Firebrand and any of its related persons who may be considered a member of a "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) with Firebrand or Harbinger Capital Partners shall acquire or dispose of beneficial ownership of any equity security of the Company without giving prior notice to Harbinger Capital Partners.

         9. Harbinger Capital Partners shall pay Firebrand, as payment in full for all services provided hereunder, 10% of Net Profits (as defined below) realized by Harbinger Capital Partners (and/or its Alternative Investment Vehicle, if applicable) on its equity investment in the Company during the term hereof ("EQUITY INVESTMENT"), as calculated by Harbinger Capital Partners in good faith. Such amount shall be paid in biennial installments on the second anniversary hereof and each biennial anniversary thereafter, based on the realized Net Profit for the preceding two-year period; provided that, upon HCP's Exit, an installment payment shall be made based on the Net Profit for the period beginning on the day succeeding the end of the preceding period for which Net Profit was determined (or, if no such period, the date hereof) and ending upon HCP's Exit. From and after HCP's Exit, installments shall be paid no later than each biennial anniversary of HCP's Exit and a final installment payment shall be made at the time of Harbinger Capital Partners' final disposition of its investment in the Company. For purposes hereof, "NET PROFITS" shall be calculated on an aggregate basis and defined as (a) the sale price actually realized by Harbinger Capital, minus the purchase price paid by Harbinger Capital Partners the shares sold, plus (b) the amount or fair market value of any distribution received in respect of the total Equity Investment not otherwise reflected in Net Profits, minus (c) any third party out-of-pocket fees or expenses (including, without limitation, legal, financial, advisory or other professional expenses, etc.) incurred or otherwise reimbursable by Harbinger Capital Partners (and/or its Alternate Investment Vehicle, if applicable) in connection with its Equity Investment, which expenses shall include without limitation any Authorized Expenses (as defined below), minus
(d) any realized loss for a prior period for which a deduction was not previously made. Any calculation of Net Profit will assume that the shares sold were those most recently acquired, unless Harbinger Capital Partners uses some other method (such as first-in-first-out or specific identification) for its own accounting purposes, in which case such other method may be used to determine Net Profits. Prior to making any payment to Firebrand, Net Profits shall be further reduced by a 1.5% annualized management fee determined on the basis of the average fair market value of Harbinger Capital Partners' Equity Investment.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 34 of 37
---------------------------                          ---------------------------


         10. In no event shall Harbinger Capital Partners pay any costs or expenses incurred by Firebrand or any other manager or affiliate of Firebrand, including, without limitation, as may relate to the management of any investment position in the Company. Notwithstanding the foregoing, Harbinger Capital Partners shall currently reimburse such pre-approved out-of-pocket expenses of Firebrand reasonably paid or incurred in connection with its performance of services under this Agreement ("AUTHORIZED EXPENSES"), including such previously incurred amounts as determined by the parties as of the date hereof. From and after the date hereof, Firebrand shall not incur any reimbursable expenses in excess of $2,500 without the prior written approval of Harbinger Capital Partners. Firebrand shall provide copies of invoices and other supporting documentation relating to any such expenses as Harbinger Capital Partners may reasonably require.

         11. Harbinger Capital Partners shall retain sole and exclusive authority to incur or approve all discretionary expenditures in connection with the planning and execution of any active strategy at the Company (or otherwise relating to its investment).

         12. Harbinger Capital Partners shall have the right to terminate this Agreement at any time upon prior written notice to Firebrand; provided that, if Harbinger Capital Partners terminates this Agreement other than for Cause (as defined below), Harbinger Capital Partners shall be responsible for payment of any amounts payable or which may become payable under Section 9 with respect to its Equity Investment as of such date (which amounts shall be determined and paid at the times set forth in Section 9). For the purpose of this Section 12, "CAUSE" shall mean Firebrand's fraud, willful misconduct, material breach of its obligations hereunder or material violation of applicable laws in each case, if curable, that are not cured within five days of notification to Firebrand.

         13. Firebrand shall have the right to terminate this Agreement at any time upon 5 business days' prior written notice to Harbinger Capital Partners; provided that Harbinger Capital Partners shall be responsible for payment of any amounts payable under Section 9 with respect to the Equity Investment made in the Company as of such date (which amounts shall be determined and paid at the times set forth in Section 9), subject further to Firebrand not being in material breach of its obligations hereunder at the time of termination and to the continued compliance by Firebrand (and its affiliates) with Sections 6 and 8 until HCP's Exit; provided further that if Firebrand terminates this Agreement pursuant to this Section 13, the aggregate amount, if any, required to be paid to Firebrand shall not exceed the amount that would have been payable if Harbinger Capital Partners and/or any Alternative Investment Vehicles effected a sale of the Equity Investment at fair market value on the date Firebrand provides written notice of termination to Harbinger Capital Partners. For the purpose of this paragraph 13, "fair market value" shall be determined based on the closing price of the Company stock on the principal market for the Company's common stock on the date Firebrand provides notice of termination under this Section 13.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 35 of 37
---------------------------                          ---------------------------


         14. INDEMNIFICATION. Harbinger Capital Partners shall, to the fullest extent permitted by law, indemnify Firebrand, its managers, members, officers, including, without limitation, Scott Galloway (each such person an "INDEMNIFIED PERSON") from and against all liabilities and expenses (including, without limitation, judgment, fines, penalties, amounts paid in settlement, attorneys' fees and costs of investigation) incurred in connection with the defense or disposition of any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, in which the indemnified person is involved, as a party or otherwise, or with which the Indemnified Person may be threatened, either during the indemnified person incumbency or thereafter, relating to or arising out of the activities undertaken hereunder relating to the Company or otherwise relating to or arising out of this Agreement, other than as a result of conduct on the part of such person that would constitute Cause hereunder and only to the extent such liabilities and expenses are not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company). Expenses incurred by an indemnified person in defense or settlement of any claim that is subject to a right of indemnification hereunder shall be advanced by the indemnifying person prior to the final disposition thereof, but only upon receipt of a written undertaking by or on behalf of the indemnified person to repay such amount if it shall be determined that the indemnified person is not entitled to be indemnified hereunder

         15. INDEMNIFICATION PROCEDURES. Promptly after receipt by an indemnified person of notice of its involvement in any action, proceeding or investigation, such indemnified person shall, if a claim for indemnification in respect thereof is to be made against an indemnifying person under this Agreement, notify the indemnifying person in writing of such involvement. If any person is entitled to indemnification under this Agreement with respect to any action or proceeding brought by a third party, the indemnifying person shall be entitled to assume the defense of any such action or proceeding with counsel reasonably satisfactory to the indemnified person. Upon assumption by the indemnifying person of the defense of any such action or proceeding, the indemnified person shall have the right to participate in such action or proceeding and to retain its own counsel but the indemnifying person shall not be liable for any legal fees and expenses of other counsel or for the fees and expenses of other providers of professional services subsequently incurred by such indemnified person in connection with the defense thereof unless (i) the indemnifying person has separately agreed to pay such fees and expenses, (ii) the indemnifying person shall have failed to employ counsel reasonably satisfactory to the indemnified person in a timely manner, or (iii) the indemnified person shall have been advised by counsel that there are actual or potential conflicting interests between the indemnifying person and the indemnified person, including situations in which there are one or more legal defenses available to the indemnified person that are different from or additional to those available to the indemnifying person; provided, however, that the indemnifying person shall not, in connection with any one action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations, be liable for the fees and expenses of more than one separate firm of attorneys at any time for all indemnified persons except to the extent that local counsel (limited to one firm in each applicable jurisdiction), in addition to its regular counsel, is required in order to effectively defend against such action or proceeding. The indemnifying person shall not be required to indemnify any indemnified person for any amount

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 36 of 37
---------------------------                          ---------------------------


paid or payable by such indemnified person in the settlement of any action, proceeding or investigation without the written consent of the indemnifying person, which consent shall not be unreasonably withheld if such settlement (i) includes an explicit and unconditional release of the indemnifying person and its affiliates from the party bringing such lawsuit, claim or other proceeding and (ii) does not place any future limitations on the conduct of the indemnifying person's business.

         16. CONFIDENTIALITY. Firebrand acknowledges that in connection with its services hereunder Harbinger Capital Partners may provide it with confidential information regarding Harbinger Capital Partners or the Company. Firebrand agrees, and agrees to cause its principals, officers, employees and other agents (collectively, its "Representatives"), to keep all such information strictly confidential other than information that (a) was or becomes generally available to the public other than as a result of a disclosure by Firebrand or its Representatives in violation of this Agreement,
(b) was or becomes available to Firebrand on a non-confidential basis from a source other than Harbinger Capital Partners or the Company (provided that such source was not known by Firebrand to be bound by any agreement with or other duty to Harbinger Capital Partners or the Company or an adviser of any of such parties to keep such information confidential) or (c) has been independently acquired or developed by Firebrand without using confidential material provided by Harbinger Capital Partners or the Company or otherwise obtained in violation of Firebrand's obligations under this Agreement.

         17. This Agreement shall not be amended, modified or waived except by written instrument signed by both parties.

         18. This Agreement, including all controversies arising from or relating to performance hereunder, shall be governed by, construed and interpreted in accordance with the internal laws of the State of New York, without giving effect to its rules concerning conflicts of laws. The parties consent to the jurisdiction and venue of the federal and state courts sitting in New York County in the State of New York.

         19. The relationship of Firebrand to Harbinger Capital Partners hereunder shall be that of an independent contractor and Firebrand shall have no authority to bind, represent or otherwise act as agent for Harbinger Capital Partners.

         20. This Agreement sets forth the entire understanding and agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter hereof. The section headings herein are for convenience of reference only, are not part of this Agreement and shall have no effect on the interpretation of this Agreement or the provisions hereof. Neither this Agreement nor any interest therein, or claim thereunder, shall be assigned or transferred by Firebrand to any party or parties. This Agreement shall be binding upon, and inure to the benefit of, the parties and their respective successors and permitted assigns. This Agreement may be executed (including by facsimile) in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same Agreement.

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
---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 37 of 37
---------------------------                          ---------------------------


         Accepted and agreed:

                                 Harbinger Capital Partners Master Fund I, Ltd.
                                 By:  Harbinger Capital Partners Offshore
                                      Manager, L.L.C.
                                      as Investment Manager


                                 By:  /s/ Philip A. Falcone
                                      ---------------------------------------
                                      Philip A. Falcone
                                      Senior Managing Director



                                 Harbinger Capital Partners Special Situations Fund, L.P.


                                 By:  Harbinger Capital Partners Special
                                      Situations GP, LLC,
                                      as General Partner


                                 By:  /s/ Philip A. Falcone
                                      ---------------------------------------
                                      Philip A. Falcone
                                      Senior Managing Director



                                 Firebrand Partners III, LLC


                                 By:  /s/ Scott Galloway
                                      ---------------------------------------
                                      Scott Galloway
                                      Principal



                                       6